Exhibit 3.5

CERTIFICATE OF AMENDMENT

TO THE

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

AQUA METALS, INC.

Aqua Metals, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

1.    That at a meeting of the Board of Directors of Aqua Metals, Inc., resolutions were duly adopted setting forth a proposed amendment of the First Amended and Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, That the First Amended and Restated Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

FOURTH: The Corporation is authorized to issue one class of stock. The authorized capital stock of the Corporation shall consist of two hundred million (200,000,000) shares which shall be designated as Common Stock, each with a par value of $0.001

2.    That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment

3.     That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 10th day of June 2022.

AQUA METALS, INC.

By:	/s/ Stephen Cotton
Stephen Cotton,
President and Chief Executive Officer